J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

November 3, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Assistant Director

Tabatha McCullom

James Rosenburg

Daniel Greenspan

Scot Foley

Re:	Coherus BioSciences, Inc.

Registration Statement on Form S-1

Registration File No. 333-198936

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Coherus BioSciences, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 P.M., Washington, D.C. time, on November 5, 2014, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 24, 2014:

(i)	Dates of distribution: October 24, 2014 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)	Number of prospectuses furnished to investors: approximately 3,333

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 230

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
J.P. MORGAN SECURITIES LLC CREDIT SUISSE SECURITIES (USA) LLC Acting severally on behalf of themselves and the several Underwriters
By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name:	Benjamin Burdett
Title:	Vice President

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ C. Cullom Davis
Name:	C. Cullom Davis
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]